SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Catapult Communications Corporation
(Name of Subject Company (issuer))

IXIA
JOSIE ACQUISITION COMPANY
(Names of Filing Persons (offeror))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
149016107
(CUSIP Number of Class of Securities)
Ronald W. Buckly
Senior Vice President, Corporate Affairs
and General Counsel
Ixia
26601 West Agoura Road
Calabasas, California 91302
(818) 871-1800
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Katherine F. Ashton, Esq.
Bryan Cave LLP
120 Broadway, Suite 300
Santa Monica, California 90401
(310) 576-2100
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$130,694,369.25	$7,292.75

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined by multiplying the purchase price of $9.25 per share by 14,129,121 shares of common stock, par value $0.001 per share, of Catapult Communications Corporation (based upon the representation by Catapult Communications Corporation in the Merger Agreement (as defined herein) that, as of May 8, 2009, there were (i) 11,301,255 Shares of the Company outstanding and (ii) outstanding stock options to purchase 2,827,866 Shares). Solely for purposes of calculating the filing fee, all shares subject to options were included, regardless of the exercise price of such options.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00005580.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,292.75	Filing Party: Josie Acquisition Company and Ixia
Form or Registration No.: Schedule TO	Date Filed: May 26, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 26, 2009, as amended by Amendment No. 1, filed on June 5, 2009 (the “Schedule TO”), and relates to a tender offer by Josie Acquisition Company, a Nevada corporation and a wholly owned subsidiary of Ixia, a California corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Catapult Communications Corporation, a Nevada corporation, at a price of $9.25 per Share to the sellers thereof in cash without interest and less any required withholding taxes. The terms and conditions of the offer are described in the Offer to Purchase dated May 26, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal. All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment.

Item 11.	Additional Information
Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding thereto the following:
     “The Offer expired at 12:00 midnight, New York City time, at the end of Monday, June 22, 2009. A total of approximately 10,808,049 Shares (including 83,927 Shares tendered by notice of guaranteed delivery) have been tendered and not withdrawn pursuant to the Offer, representing approximately 95.6% of the outstanding Shares (including approximately 0.7% of outstanding Shares tendered by notice of guaranteed delivery). All Shares that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the Offer. On June 23, 2009, Ixia issued a press release announcing the results of the Offer.
     Pursuant to the Merger Agreement, Ixia anticipates causing the Merger to become effective on or about June 23, 2009 without a meeting of the Company’s stockholders in accordance with the NRS. At the Effective Time, Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Ixia. In the Merger, each outstanding Share (other than Shares held by the Company or any of its subsidiaries or owned by Ixia or any of its subsidiaries, which will automatically be cancelled without consideration) will automatically be cancelled and converted into and become a right to receive the Offer Price without interest and less any required withholding taxes. Following the Merger, the Shares will cease to be traded on the NASDAQ.
     The press release announcing the results of the Offer and the expected closing of the Merger is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.”

Item 12.	Exhibits
(a)(5)(E)      Press Release, dated June 23, 2009, by Ixia

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 23, 2009

JOSIE ACQUISITION COMPANY
By:	/s/ Atul Bhatnagar
Atul Bhatnagar
President

IXIA
By:	/s/ Atul Bhatnagar
Atul Bhatnagar
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(E)	Press Release, dated June 23, 2009, by Ixia